UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 25, 2023, Borqs Technologies, Inc. (the “Company”) received notification from the Nasdaq Hearings Panel (the “Panel”), that the Panel has determined to delist the ordinary shares of the Company due to its failure to meet the terms of the Panel’s June 2, 2023 decision that granted the Company an extension until October 24, 2023 to regain compliance with the minimum $1 bid price requirement, as set forth in Nasdaq’s Listing Rule 5550(a)(2). Trading of the Company’s ordinary shares will be suspended on the Nasdaq Capital Market as of the open of trading on Friday October 27, 2023. Accordingly, the ordinary shares of the Company are expected to commence quotation on the OTC Markets (either OTCQB or OTC Pink Market) as of the open of trading on Friday October 27, 2023 under the current stock symbol “BRQS”. The transition to the OTC Markets will not affect the Company’s business operations  and the Company will continue to file periodic and other reports under the Securities Exchange Act of 1934, as amended.

The Company has submitted an application to have its ordinary shares quoted on the OTCQX, which is typically a three to four week process for approval. OTCQX is the top tier of three markets organized by OTC Markets Group Inc. for trading over-the-counter securities, and is designed for established, investor-focused U.S. and international companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, and be current with their disclosure. There is no guarantee that the ordinary shares will be approved for quotation on OTCQX within three to four weeks or at all.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES, INC.
(registrant)

Dated: October 26, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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